UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Electro-Sensors, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

285233 10 2
(CUSIP Number)
Estate of Nancy P. Peterson c/o Jeffrey D. Peterson 15708 Woodknoll Lane Minnetonka, MN 55345 612-865-0154
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 6, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285233 10 2

1	names of reporting persons
Estate of Nancy P. Peterson
2	check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3	sec use only

4	source of funds (see instructions)
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6	citizenship or place of organization
U.S.A.
NUMBER OF	7	sole voting power
SHARES		1,004,464
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		1,004,464
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
1,004,464*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) [ ]
13	percent of class represented by amount in row (11)
29.6% (1)
14	type of reporting person (see instructions)
IN

*Includes 499,313 shares held in an IRA plan.

(1) The percentage is based upon 3,395,521 shares of common stock outstanding as of August 13, 2018, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2018.

Page 2 of 5 Pages

Explanatory Note:

This Schedule 13D is being filed as a result of Nancy P. Peterson’s death on March 18, 2017. The shares covered by this Schedule 13D were acquired by the Estate of Nancy P. Peterson by operation of law upon the death of Nancy P. Peterson.

Item 1.          Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.10 per share, of Electro-Sensors, Inc. (the “Issuer”), 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

Item 2.          Identity and Background.

(a)	This Schedule 13D is filed by the Estate of Nancy P. Peterson (the “Reporting Person”), through Jeffrey D. Peterson and Lynne E. Peterson, co-executors.

(b)	Estate of Nancy P. Peterson, c/o Jeffrey D. Peterson, 15708 Woodknoll Lane, Minnetonka, MN 55345.

(c)	Prior to her death on March 18, 2017, Nancy P. Peterson was retired and was not employed.

(d)	None

(e)	None

(f)	Prior to her death, Nancy P. Peterson was a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed as a result of Nancy P. Peterson’s death. The shares were acquired by the Estate of Nancy P. Peterson by operation of law upon the death of Nancy P. Peterson.

Item 4.          Purpose of Transaction.

The shares were acquired by the Reporting Person by operation of law upon the death of Nancy P. Peterson. The Reporting Person intends to dispose of the shares pursuant to the will of Nancy P. Peterson or otherwise pursuant to the laws of descent and distribution.

Page 3 of 5 Pages

Item 5.          Interest in Securities of the Issuer.

(a)	The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 on the cover page to this Schedule 13D are incorporated herein by reference.

(b)	The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 on the cover page to this Schedule 13D are incorporated herein by reference.

(c)

From sixty days prior to April 6, 2017 until the date of filing hereof, the following transactions occurred: On June 14, 2018, the Reporting Person disposed of 750,000 shares pursuant to the will of Nancy P. Peterson.

(d)     Not applicable

(e)     Not applicable

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.          Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Estate of Nancy P. Peterson

Dated: November 2, 2018	/s/ Jeffrey D. Peterson
By: Jeffrey D. Peterson, Co-Executor

Dated: November 2, 2018	/s/ Lynne Peterson
By: Lynne Peterson, Co-Executor

Page 5 of 5 Pages